Exhibit 99

March 28, 2002

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:  UAL Corporation - File No. 1-6033

Ladies and Gentlemen:

Arthur Andersen LLP has represented to UAL Corporation that its audit was subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Andersen personnel working on the audit and availability of national office consultation.  Availability of personnel at foreign affiliates of Andersen is not relevant to this audit.

Frederic F. Brace
Senior Vice President and
Chief Financial Officer
UAL Corporation